March 22, 2005


via facsimile and U.S. mail

Mr. J.W.Stewart
Chief Executive Officer
BJ Services Company
5500 Northwest Central Drive
Houston, Texas 77092


	Re:	BJ Services Company
		Form 10-K, Filed January 26, 2005
		Form 10-Q, Filed February 9, 2005
		File No. 1-10570

Dear Mr. Stewart:

      We have reviewed the above filings and have the following accounting comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2004

Note 16. Subsequent Event, page 76

1. We understand from your disclosure that during the fiscal year ended September 30, 2004 you recorded $12.2 million to "Other Income"
($11.3 million after taxes) based on the determination that, during the course of a review of the Asia Pacific Region`s balance sheet, excess liabilities had accumulated over a period of years.
Explain
to us in further detail the nature of these adjustments, and tell us why you believe the adjustments are properly recorded as a component of "Other Income." In addition, we note your disclosure that "[you] believe the amounts identified were not quantitatively or qualitatively material to the financial statements. As such, [you] have recorded the correction of these amounts in fiscal 2004 since they are not individually or in the aggregate, material to the prior periods or the current year." Please provide us with your materiality analysis to support your accounting treatment of this correction.

2. We note that during the quarter ended December 31, 2004 you received a repayment of $9 million from the Asia Pacific Region Controller related to misappropriated Company funds and that you recorded the amount as "Other Income". We understand that you believe no restatement for the misappropriated funds is required because they were recorded as an expense in the Consolidated Statement of Operations in prior periods. Because the related expenses reported in prior periods were not valid expenses of the Company, this explanation does not appear to adequately support a decision not to restate. To the extent that you discuss this in future filings, please revise your disclosure to more clearly support your accounting treatment of the misappropriated funds repayment. In your revised disclosure, indicate the extent to which materiality contributed to your decision.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure revisions to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or Jenifer Gallagher, Senior Staff Accountant, at (202) 942-
1923 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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BJ Services Company
March 22, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE